

February 14, 2012

Via E-mail
Mr. Gilmar Roberto Pereira Camurra
Chief Financial Officer and Investor Relations Officer
Telecomunicacoes De Sao Paulo S.A. - TELESP
Rua Martiniano de Carvalho, 851
01321-001 San Paulo, SP, Brazil

> **Re:** **Telecomunicacoes De Sao Paulo S.A. - TELESP**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-14475**

Dear Mr. Camurra:

We have reviewed your response letter dated November 28, 2011 and your filings and have the following comment. As noted in our letter dated September 12, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Note 24. Other operating income (expenses), net, page F-63

1. We have considered the information provided to us in your response to comment one of your letter dated November 28, 2011 and comment four of your letter dated October 10, 2011, as well as in our discussion on February 9, 2012. Please provide us an additional analysis of the Infrastructure Sharing Agreement under the guidance in IFRIC 4, assuming the entirety of all of the towers and poles located within the tower park are a single, discrete unit of account. In this regard, please specifically address your right of first refusal when assessing your ability to control more than an insignificant amount of the utility of the asset under the guidance in paragraph 9 of IFRC 4.

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director